UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025 (Report No. 3).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated herein is a Cancellation Notice of a Special Meeting of Security Holders of IM Cannabis Corp. (the “Company”) which was supposed to be held on December 29, 2025.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Cancellation Notice of a Special Meeting of Security Holders dated November 14, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: November 17, 2025	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director